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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           BFX Hospitality Group, Inc.
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                                (Name of Issuer)



                     Common Stock, $.05 par value per share
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                         (Title of Class of Securities)


                                    119885200
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                                 (CUSIP Number)


                                Robert H. McLean
                           BFX Hospitality Group, Inc.
                          226 Bailey Avenue, Suite 101
                             Fort Worth, Texas 76107
                                 (817) 332-4761
-------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 29, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                 AMENDMENT NO. 2


         This Amendment No. 2 to Schedule 13D amends the Schedule 13D dated August 4, 2000, filed by Hampton Hodges, Terry Kearney, Robert Korman, Robert H. McLean, Frank J. Milan and Walter D. Rogers, Jr. (the "Filing Parties") with respect to the Common Stock of BFX Hospitality Group, Inc. (the "Original
Schedule 13D"), and the Amendment No. 1 to Schedule 13D dated August 14, 2000, filed by the Filing Parties (the "Amendment"). Capitalized terms used in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3:       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 of the Original Schedule 13D is amended by adding the following paragraph:

         On September 29, 2000, Messrs. Kearney, Korman and Milan (the "Option Holders") exercised their options to purchase 23,000, 75,000 and 34,000 shares of Common Stock, respectively, at an exercise price equal to $1.50 per share, other than 50,000 shares purchased by Mr. Korman which were purchased at $1.00 per share. Pursuant to the terms of the option agreements, the Option Holders each paid the exercise price pursuant to their option agreements by (i) executing a promissory note payable to the Company in the principal amount of $27,000, $37,500 and $43,500, respectively, bearing interest at 8% per annum, and (ii) paying cash representing the proceeds of a loan under a promissory note payable to Texas Bank in the principal amount of $7,500, $50,000 and $7,500, respectively, bearing interest at a floating rate currently equal to 10.5% and requiring quarterly interest payments. Each of the six promissory notes is due September 29, 2001, with 18,000, 25,000 and 29,000 shares of Common Stock acquired by Messrs. Kearney, Korman and Milan, respectively, being secured by a stock pledge agreement with the Company.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of the Original Schedule 13D is amended to read as follows in its entirety:

         The following table sets forth information regarding the beneficial ownership of Common Stock by each Group Member. Except as otherwise noted, each named beneficial owner has sole voting and investment power with respect to the shares owned.

                                             AMOUNT AND NATURE OF
         NAME OF GROUP MEMBER                BENEFICIAL OWNERSHIP              PERCENT OF CLASS
         --------------------                --------------------              ----------------
Hampton Hodges                                    58,000                            1.46%
Terry Kearney                                     63,000                            1.58%
Robert Korman                                    134,530(1)                         3.33%
Robert H. McLean                                 688,601(2)                        16.13%
Frank J. Milan                                    74,000                            1.85%
Walter D. Rogers, Jr.                            123,783                            3.12%

All Group Members                              1,141,914                           25.95% (3)
  (6 in Number)

----------

         (1) This figure includes 2,354 shares which are owned by the Employee Stock Ownership Plan and are voted by Mr. Korman pursuant to the plan.

         (2) This figure includes 4,831 shares owned by the Company's Employee Stock Ownership Plan which are voted by Mr. McLean pursuant to such plan. This figure includes 21,100 shares owned by a limited partnership that Mr. McLean controls. This figure also includes 20,000 shares owned by a limited partnership of which Mr. McLean is a limited partner and an officer of the general partner but does not have an ownership interest in the general partner, and 1,100 shares owned by Mr. McLean's spouse. Mr. McLean disclaims beneficial ownership of these 21,100 shares.

         (3) This percentage is calculated by rounding all percentages to the nearest one-hundredth of a percent.

         Except as described in Item 3 of the Original Schedule 13D, as amended by the Amendment and this Amendment No. 2, which is incorporated in this Item 5 by reference, none of the Group Members has effected any transactions in the Common Stock within the past 60 days.



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         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         October 3, 2000


                                             /s/ Terry Kearney
                                             -----------------------------------


                                             /s/ Frank J. Milan
                                             -----------------------------------


                                             /s/ Robert H. McLean
                                             -----------------------------------


                                             /s/ Walter D. Rogers, Jr.
                                             -----------------------------------


                                             /s/ Robert Korman
                                             -----------------------------------


                                             /s/ Hampton Hodges
                                             -----------------------------------